As filed with the Securities and Exchange Commission on September 15, 2003

                                                          Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
            THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                           --------------------------

                        Shinhan Financial Group Co., Ltd.
   (Exact name of issuer of deposited securities as specified in its charter)

                           --------------------------

                                      [N/A]
                   (Translation of issuer's name into English)

                           --------------------------

                                Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

             -------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                           --------------------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                           --------------------------

                          Shinhan Bank, New York Branch
                          800 Third Avenue (32nd floor)
                            New York, New York 10022
                                 (212) 371-8000
  (Address, including zip code, and telephone number, including area code, of agent for service)

             -------------------------------------------------------

                                   Copies to:

      Jin Hyuk Park, Esq.                          Herman H. Raspe, Esq.
Simpson Thatcher & Bartlett LLP             Patterson, Belknap, Webb & Tyler LLP
7th Floor, Asia Pacific Finance                 1133 Avenue of the Americas
             Tower                                New York, New York 10036
         3 Garden Road
      Central, Hong Kong
        (852) 2514-7600

             -------------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                |_| immediately upon filing.
                                                |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |X|

             -------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
      Title of Each Class of              Amount to be       Proposed Maximum      Proposed Maximum         Amount of
    Securities to be Registered            Registered         Aggregate Price     Aggregate Offering     Registration Fee
                                                                  Per Unit*             Price**
---------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           200,000,000              $5.00            $10,000,000.00           $809.00
representing two (2) shares of
common stock, par value 5,000 Won
per share of Shinhan Financial
Group Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ---------------------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of Receipts

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ---------------------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (10).
              indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION                                      Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Shinhan Financial Group Co., Ltd., (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) (i) Deposit Agreement, dated as of September 3, 2001 (the "GDS Deposit Agreement"), by and among the Company, Citibank, N.A., as Depositary (the "GDS Depositary") and the holders and beneficial owners of Global Depositary Receipts evendencing Global Depositary Shares issued thereunder. -- Filed herewith as Exhibit (c)(i).

            (ii) Form of Letter Agreement between the Company and Citibank, N.A., as Depositary and as GDS Depositary. -- Filed herewith as Exhibit (c)(ii).

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Shinhan Financial Group Co., Ltd., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of September, 2003.

                                    Legal entity created by the Deposit
                                    Agreement under which the American
                                    Depositary Receipts evidencing American
                                    Depositary Shares registered hereunder are to be issued, each American Depositary Share representing two (2) Shares of common stock, par value 5,000 Won per Share, of Shinhan Financial Group Co., Ltd.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Mancini
                                        ----------------------------------------
                                    Name:  Susanna Mancini
                                    Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Shinhan Financial Group Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, Korea, on September 15, 2003.

                                         SHINHAN FINANCIAL GROUP CO., LTD.


                                         By: /s/ Bhang Gil Choi
                                             -----------------------------------
                                         Name:  Bhang Gil Choi
                                         Title: Senior Executive Vice President
                                                (as Principal Financial officer)

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Bhang Gil Choi and Byung Sik Jang to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 15, 2003.

Signature                                Title
---------                                -----


/s/ Young Hwi Choi                       President & Chief Executive Officer
----------------------------             (Principal Executive Officer)
Young Hwi Choi


/s/ Bhang Gil Choi                       Senior Executive Vice President
----------------------------             (Principal Financial Officer)
Bhang Gil Choi


/s/ Byung Sik Jang                       Head of Treasury & Risk Management Team
----------------------------             (Principal Accounting Officer)
Byung Sik Jang


/s/ Eung Chan Ra                         Chairman of the Board of Directors
----------------------------
Eung Chan Ra


/s/ In Ho Lee                            Director
----------------------------
In Ho Lee


/s/ Young Seok Choi                      Director
----------------------------
Young Seok Choi


/s/ Jae Kun Yoo                          Director
----------------------------
Jae Kun Yoo


                                         Director
----------------------------
Young Soo Lee


/s/ Myung Ho Kim                         Director
----------------------------
Myung Ho Kim


                                         Director
----------------------------
Pyung Joo Kim


/s/ Il-Sup Kim                           Director
----------------------------
Il-Sup Kim

Signature                                Title
---------                                -----


/s/ Byung Hun Park                       Director
----------------------------
Byung Hun Park


/s/ Moon Pil Oh                          Director
----------------------------
Moon Pil Oh


                                         Director
----------------------------
Kun Chi Kim


                                         Director
----------------------------
Pyung Jo Park


/s/ Young Chul Kwon                      Director
----------------------------
Young Chul Kwon


/s/ Alian Penicaut                       Director
----------------------------
Alian Penicaut

                            AUTHORIZED REPRESENTATIVE

      Pursuant to the requirement of the Securities Act of 1933, as amended, the General Manager of Shinhan Bank, New York Branch, the duly authorized representative in the United States of Shinhan Financial Group Co., Ltd., has signed this Registration Statement on Form F-6 in New York, New York, on September 15, 2003.


                                        By: /s/ Suk Jin Koh
                                            ------------------------------------
                                            Name:  Suk Jin Koh
                                            Title: General Manager,
                                                   Shinhan Bank, New York Branch

                                Index to Exhibits

                                                                 Sequentially
Exhibit       Document                                           Numbered Page
-------       --------                                           -------------

(a)           Form of Deposit Agreement

(c)(i)        GDS Deposit Agreement

(c)(ii) Form of Letter Agreement between the Company and Citibank, N.A., as Depositary and GDS
              Depositary

(d)           Opinion of Counsel to the Depositary